UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BALLY’S CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

90171V204
(CUSIP Number)

August 4, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90171V204
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Noel Hayden

(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With

(5) Sole Voting Power:	4,953,272
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	4,953,272
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,953,272

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

(11) Percent of Class Represented by Amount in Row (9): 10.34%*

(12) Type of Reporting Person (See Instructions): IN

*See Item 4 for additional information.

Item 1(a).	Name Of Issuer:
Bally’s Corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
100 Westminster Street Providence, RI 02903

Item 2(a).	Name of Person Filing:
Noel Hayden

Item 2(b).	Address of Principal Business Office or, if None, Residence:
c/o Anzo Group Limited 25 Golden Square London, W1F 9LU

Item 2(c).	Citizenship:
Mr. Hayden is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:
90171V204

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership:

As reported in the cover pages to this report, the ownership information with respect to Mr. Hayden is as follows:

(a) Amount Beneficially Owned:	4,953,272
(b) Percent of Class:	10.34%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	4,953,272
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	4,953,272
(iv) shared power to dispose or to direct the disposition of:	0

*The beneficial ownership percentage reported herein is based on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which disclosed that there were 47,900,321 shares of the Company’s Common Stock outstanding as of July 29, 2022. This Amendment No. 2 is being filed solely because share repurchases by the Company (as disclosed in such Quarterly Report on Form 10-Q) have caused the percentage of the outstanding Common Stock of the Company owned by Mr. Hayden to rise above the 10% reporting threshold.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2022

/s/ Noel Hayden
Noel Hayden

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).